UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                                    CREO INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   225-606-102
                  --------------------------------------------
                                 (CUSIP Number)

                                 October 5, 2004
                  --------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


    Goodwood Inc.                        Burton Capital Management, LLC
    212 King Street West, Suite 201      100 Northfield Street
    Toronto, Ontario, Canada M5H 1K5     Greenwich, Connecticut, USA  06830
    Telephone: (416) 203-2022            Telephone: (203) 302-8300
    Attn: Robert T. Kittel               Attn: Robert G. Burton, Jr.


                                 with a copy to:

                              Kenneth A. Lefkowitz
                            Hughes Hubbard & Reed LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 837-6690
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 2 OF 30      |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      Robert G. Burton, Sr.                                                   |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      OO      PF                                                              |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      U.S.                                                                    |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 0                                                   |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 840,566                                             |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 0                                                   |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 840,566                                             |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      840,566                                                                 |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      1.53%                                                                   |
|------------------------------------------------------------------------------|
| 14   TYPE OF REPORTING PERSON*                                               |
|      IN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 3 OF 30      |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      Burton Capital Management, LLC                                          |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      WC                                                                      |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      Delaware                                                                |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 840,566                                             |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 0                                                   |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 840,566                                             |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 0                                                   |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      840,566                                                                 |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      1.53%                                                                   |
|------------------------------------------------------------------------------|
| 14   TYPE OF REPORTING PERSON*                                               |
|      OO (limited liability company)                                          |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 4 OF 30      |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      Thomas Oliva                                                            |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      PF                                                                      |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      U.S.                                                                    |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 72,049                                              |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 0                                                   |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 72,049                                              |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 0                                                   |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      72,049                                                                  |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      0.13%                                                                   |
|------------------------------------------------------------------------------|
| 14   TYPE OF REPORTING PERSON*                                               |
|      IN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 5 OF 30      |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      Michael G. Burton                                                       |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      PF                                                                      |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      U.S.                                                                    |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 11,655                                              |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 0                                                   |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 11,655                                              |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 0                                                   |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      11,655                                                                  |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      0.02%                                                                   |
|------------------------------------------------------------------------------|
| 14   TYPE OF REPORTING PERSON*                                               |
|      IN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 6 OF 30      |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      Brendan Tobin                                                           |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      PF                                                                      |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      U.S.                                                                    |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 18,012                                              |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 0                                                   |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 18,012                                              |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 0                                                   |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      18,012                                                                  |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      0.03%                                                                   |
|------------------------------------------------------------------------------
| 14   TYPE OF REPORTING PERSON*                                               |
|      IN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 7 OF 30      |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      Colin Christ                                                            |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      PF                                                                      |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      U.S.                                                                    |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 12,008                                              |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 0                                                   |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 12,008                                              |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 0                                                   |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      12,008                                                                  |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      0.02%                                                                   |
|------------------------------------------------------------------------------
| 14   TYPE OF REPORTING PERSON*                                               |
|      IN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 8 OF 30      |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      Gina Zambrana                                                           |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      PF                                                                      |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      U.S.                                                                    |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 9,006                                               |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 0                                                   |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 9,006                                               |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 0                                                   |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      9,006                                                                   |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      0.02%                                                                   |
|------------------------------------------------------------------------------
| 14   TYPE OF REPORTING PERSON*                                               |
|      IN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 9 OF 30      |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      Donald Zegzdryn                                                         |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      PF                                                                      |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      U.S.                                                                    |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 3,002                                               |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 0                                                   |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 3,002                                               |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 0                                                   |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      3,002                                                                   |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      0.01%                                                                   |
|------------------------------------------------------------------------------|
| 14   TYPE OF REPORTING PERSON*                                               |
|      IN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 10 OF 30     |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      Peter H. Puccetti                                                       |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      OO    PF                                                                |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      Canada                                                                  |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 46,000                                              |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 2,221,000                                           |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 46,000                                              |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 2,221,000                                           |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      2,267,000                                                               |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      4.11%                                                                   |
|------------------------------------------------------------------------------
| 14   TYPE OF REPORTING PERSON*                                               |
|      IN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 11 OF 30     |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      J. Cameron MacDonald                                                    |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      OO   PF                                                                 |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      Canada                                                                  |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 48,700                                              |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 2,221,000                                           |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 48,700                                              |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 2,221,000                                           |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      2,269,700                                                               |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      4.12%                                                                   |
|------------------------------------------------------------------------------
| 14   TYPE OF REPORTING PERSON*                                               |
|      IN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 12 OF 30     |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      1354037 Ontario Inc.                                                    |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      OO                                                                      |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      Ontario, Canada                                                         |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 0                                                   |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 2,221,000                                           |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 0                                                   |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 2,221,000                                           |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      2,221,000                                                               |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      4.03%                                                                   |
|------------------------------------------------------------------------------|
| 14   TYPE OF REPORTING PERSON*                                               |
|      CO                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 13 OF 30     |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      Goodwood Inc.                                                           |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      OO                                                                      |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      Ontario, Canada                                                         |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 0                                                   |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 2,221,000                                           |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 0                                                   |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 2,221,000                                           |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      2,221,000                                                               |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      4.03%                                                                   |
|------------------------------------------------------------------------------|
| 14   TYPE OF REPORTING PERSON*                                               |
|      CO                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 14 OF 30     |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      Goodwood Fund                                                           |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      WC                                                                      |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      Canada                                                                  |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 1,201,100                                           |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 0                                                   |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 1,201,100                                           |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 0                                                   |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      1,201,100                                                               |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      2.18%                                                                   |
|------------------------------------------------------------------------------|
| 14   TYPE OF REPORTING PERSON*                                               |
|      IV                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 15 OF 30     |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      Goodwood Capital Fund                                                   |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      WC                                                                      |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      Canada                                                                  |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 98,400                                              |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 0                                                   |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 98,400                                              |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 0                                                   |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      98,400                                                                  |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      0.18%                                                                   |
|------------------------------------------------------------------------------
| 14   TYPE OF REPORTING PERSON*                                               |
|      IV                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 16 OF 30     |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      Arrow Goodwood Fund                                                     |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      WC                                                                      |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      Canada                                                                  |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 762,900                                             |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 0                                                   |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 762,900                                             |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 0                                                   |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      762,900                                                                 |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      1.38%                                                                   |
|------------------------------------------------------------------------------|
| 14   TYPE OF REPORTING PERSON*                                               |
|      IV                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 17 OF 30     |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      The Goodwood Fund 2.0 Ltd.                                              |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      WC                                                                      |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      Cayman Islands                                                          |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 95,800                                              |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 0                                                   |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 95,800                                              |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 0                                                   |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      95,800                                                                  |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      0.17%                                                                   |
|------------------------------------------------------------------------------|
| 14   TYPE OF REPORTING PERSON*                                               |
|      IV                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 18 OF 30     |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      KBSH Goodwood Canadian Long/Short Fund                                  |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      WC                                                                      |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      Canada                                                                  |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 60,700                                              |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 0                                                   |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 60,700                                              |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 0                                                   |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      60,700                                                                  |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      0.11%                                                                   |
|------------------------------------------------------------------------------|
| 14   TYPE OF REPORTING PERSON*                                               |
|      IV                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 19 OF 30     |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| 1    NAME OF REPORTING PERSONS                                               |
|      Robert T. Kittel                                                        |
|      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|      (Intentionally Omitted)                                                 |
|------------------------------------------------------------------------------|
| 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |x|      |
|                                                                (b)  [ ]      |
|------------------------------------------------------------------------------|
| 3    SEC USE ONLY                                                            |
|------------------------------------------------------------------------------|
| 4    SOURCE OF FUNDS                                                         |
|      PF                                                                      |
|------------------------------------------------------------------------------|
| 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]      |
|      PURSUANT TO ITEMS 2(d) OR 2(e)                                          |
|------------------------------------------------------------------------------|
| 6    CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|      Canada                                                                  |
|------------------------------------------------------------------------------|
|                  |  7  | SOLE VOTING POWER                                   |
|                  |     | 2,700                                               |
|   NUMBER OF      |-----------------------------------------------------------|
|     SHARES       |  8  | SHARED VOTING POWER                                 |
|  BENEFICIALLY    |     | 0                                                   |
|    OWNED BY      |-----------------------------------------------------------|
|      EACH        |  9  | SOLE DISPOSITIVE POWER                              |
|   REPORTING      |     | 2,700                                               |
|  PERSON WITH     |-----------------------------------------------------------|
|                  | 10  | SHARED DISPOSITIVE POWER                            |
|                  |     | 0                                                   |
|------------------------------------------------------------------------------|
| 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|      2,700                                                                   |
|------------------------------------------------------------------------------|
| 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [ ]      |
|      CERTAIN SHARES*                                                         |
|------------------------------------------------------------------------------|
| 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|      0.01%                                                                   |
|------------------------------------------------------------------------------
| 14   TYPE OF REPORTING PERSON*                                               |
|      IN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 20 OF 30     |
 -----------------------                                    -------------------

ITEM 1.  SECURITY AND ISSUER

            The class of equity security to which this statement relates is the common shares (the "COMMON SHARES") of Creo Inc., a Canadian Federal corporation (the "ISSUER"). The name and address of the principal executive offices of the Issuer are:

            Creo Inc.
            3700 Gilmore Way
            Burnaby BC Canada, V5G 4M1

ITEM 2.  IDENTITY AND BACKGROUND

            This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "COMMISSION") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "EXCHANGE Act"): Robert G. Burton, Sr. ("BURTON, SR."), Burton Capital Management, LLC, a Delaware limited liability company ("BCM"), Thomas Oliva ("OLIVA"), Michael G. Burton ("M.BURTON"), Brendan Tobin ("TOBIN"), Colin Christ ("CHRIST"), Gina Zambrana ("ZAMBRANA"), Donald Zegzdryn ("ZEGZDRYN"), Peter H. Puccetti ("PUCCETTI"), J. Cameron MacDonald ("MACDONALD"), 1354037 Ontario Inc., an Ontario corporation ("ONTARIO INC."), Goodwood Inc., an Ontario corporation ("GOODWOOD INC."), Goodwood Fund, a Canadian mutual fund trust ("GOODWOOD Fund"), Goodwood Capital Fund, a Canadian mutual fund trust ("GOODWOOD CAPITAL FUND"), Arrow Goodwood Fund, a Canadian mutual fund trust ("ARROW GOODWOOD FUND"), The Goodwood Fund 2.0 Ltd., a Cayman Islands limited liability company ("GOODWOOD FUND 2.0"), KBSH Goodwood Canadian Long/Short Fund, a Canadian mutual fund trust ("KBSH GOODWOOD FUND"), and Robert
T. Kittel ("KITTEL"). Burton, Sr., BCM, Oliva, M.Burton, Tobin, Christ, Zambrana, Zegzdryn, Puccetti, MacDonald, Ontario Inc., Goodwood Inc., Goodwood Fund, Goodwood Capital Fund, Arrow Goodwood Fund, Goodwood Fund 2.0, KBSH Goodwood Fund and Kittel are collectively referred to as the "REPORTING PERSONS." Each of Burton, Sr., Oliva, M.Burton, Tobin, Christ, Zambrana and Zegzdryn is a United States citizen and each of Puccetti, MacDonald and Kittel is a Canadian citizen.

            The principal business address of Burton, Sr., BCM, M.Burton, Zambrana and Zegzdryn is 100 Northfield Street, Greenwich, Connecticut 06830. The principal business address of Christ is 278 Woodlawn Street, Fall River,
Massachusetts 02720. The principal business address of Oliva is 21380 N. Middletown Drive, Kildeer, Illinois 60047. The principal business address of Tobin is 193 Sound Beach Ave., Old Greenwich, Connecticut 06870. The principal business address of Ontario Inc., Goodwood Inc., Puccetti, MacDonald, Goodwood Fund, Goodwood Capital Fund, Arrow Goodwood Fund, Goodwood Fund 2.0, KBSH Goodwood Fund and Kittel is 212 King Street West, Suite 201, Toronto, Canada M5H 1K5.

            BCM is principally engaged in making investments. Burton, Sr. is the sole managing member and Robert G. Burton, Jr. is the President of BCM. M.Burton, Zambrana and Zegzdryn are employees of BCM. Christ, Oliva and Tobin are independent investors and/or investment consultants. Goodwood Inc. is the sole investment manager of each of Goodwood Fund, Goodwood Capital Fund, Arrow Goodwood Fund, Goodwood Fund 2.0 and KBSH Goodwood Fund. Each of Goodwood Fund, Goodwood Capital Fund, Arrow Goodwood Fund, Goodwood Fund 2.0 and KBSH Goodwood Fund is principally engaged in making investments. Ontario Inc. owns all of the capital stock of Goodwood Inc. Puccetti and MacDonald are the executive officers and directors of Ontario Inc. Puccetti is the Chairman and Chief Investment Officer, MacDonald is the Chief Executive Officer and they are directors of

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 21 OF 30     |
 -----------------------                                    -------------------

Goodwood Inc. Curt S. Cumming is the other executive officer and director of Goodwood Inc. Kittel is a Partner of Goodwood Inc.

            During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The total amount of funds used by each of Oliva, M.Burton, Tobin, Christ, Zambrana and Zegzdryn for the purchase of an aggregate of 125,732 Common Shares reported as purchased by them in Item 5(c) was $1,049,363 (including commissions), the source of which was personal funds. The total amount of funds used by BCM for the purchase of 840,566 Common Shares reported as purchased by it in Item 5(c) was $6,999,597 (including commissions), which funds were provided by investing members of BCM.

            The total amount of funds used by Puccetti for the purchase of 46,000 Common Shares and by MacDonald for the purchase of 48,700 Common Shares as reported as purchased by them in Item 5(c) was CDN$495,668 and CDN$524,757, respectively, in each case including commissions, the source of which funds was personal funds. The total amount of funds used by Kittel for the purchase of 2,700 Common Shares as reported was CDN$29,343 (including commissions), the source of which was personal funds.

            The total amount of funds used by Goodwood  Inc. for the purchase of
Common Shares reported as purchased by it in Item 5(c) was CDN$22,638 (including commissions), the source of which was personal funds of investors. The total amount of funds used by Goodwood Fund, Goodwood Capital Fund, Arrow Goodwood Fund, Goodwood Fund 2.0 and KBSH Goodwood Fund to acquire the Common Shares deemed beneficially owned by them was CDN$26,152,862 (including commissions). For such purchases, such entities used approximately CDN$14,113,269, CDN$1,199,804, CDN$8,997,881, CDN$1,133,152 and CDN$708,756, respectively, of working capital that was provided by fund investors.

ITEM 4.  PURPOSE OF THE TRANSACTION

            The Reporting Persons believe that the Issuer continues to underachieve in many respects, including the poor price performance of the Issuer's Common Shares. The Reporting Persons believe that the Issuer has made several poor capital allocation decisions, and underachieved relative to the Issuer's publicly stated goals and targets. The Reporting Persons also disagree with the Issuer's current operating strategy. The Reporting Persons have lost confidence in the Issuer's Board of Directors and intend to secure the resignation or removal, and replacement, of the Board of Directors as soon as possible. The Reporting Persons also have lost trust or confidence in the Issuer's Chief Executive Officer and intend, upon securing replacement and control of the Board of Directors, to either obtain his resignation or cause the Issuer to dismiss him. Although the Reporting Persons hope that the Board of Directors, including the Chief Executive Officer, can be persuaded to resign voluntarily, the Reporting Persons are prepared to commence a public proxy

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 22 OF 30     |
 -----------------------                                    -------------------

contest for the removal of the Board of Directors and, upon securing replacement and control of the Board of Directors, to dismiss the Chief Executive Officer.

            The Reporting Persons intend to replace the current Chairman and Chief Executive Officer with Robert G. Burton, Sr. From December 2000 through December 2002, Mr. Burton was the Chairman, President and Chief Executive Officer of Moore Corporation Limited ("Moore"), a leading printing company with over US$2.0 billion in revenue for fiscal 2002. From April 1991 through October 1999, Mr. Burton was the Chairman, President and Chief Executive Officer of Kohlberg Kravis Roberts & Co.'s portfolio company World Color Press, Inc. ("World Color"), a leading commercial printing company with revenues exceeding US$2.3 billion for fiscal 1998. Prior to leading World Color, Mr. Burton held a series of senior executive positions at Capital Cities/ABC, including President of ABC Publishing. Mr. Burton has also held senior executive media positions at CBS and IBM and an executive position at Walter Industries Inc.

            The Reporting Persons believe that Mr. Burton, a Printing Impressions Hall of Fame member, is widely recognized for his intense focus on customers and on increasing shareholder value. They further believe that, during his tenure at Moore, Mr. Burton led Moore to a turnaround through significantly reducing costs, recruiting top-tier executive talent, and growing revenue through selected accretive acquisitions, and organically through a "One-Stop Shopping" focus on the needs of Moore's customers. The Moore common share price increased from US$2.38 on December 12, 2000 to US$10.16 on December 6, 2002. The Reporting Persons further believe that, during his nine-year tenure as the senior executive of World Color, Mr. Burton led its turnaround, culminating in its sale by way of a merger in 1999 with Quebecor Printing, Inc., creating Quebecor World, Inc., one of the world's largest commercial printers. World Color completed its initial public offering on January 25, 1996 at a price of US$19.00 per share and was sold in the merger at a value per share of US$38.00. The Reporting Persons believe that, at Capital Cities/ABC, Mr. Burton was instrumental in turning around the operations he ran from a loss to a major profit contributor for the company. They further believe that Mr. Burton's distinguished track record, his knowledge of the commercial printing industry and his understanding of the needs of commercial printers, will result in improved financial performance, increased shareholder confidence and, most importantly, increased shareholder value.

            Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. Nonetheless, the Reporting Persons may formulate other plans or proposals for the Issuer, including, among other things, entering into privately negotiated sales of Common Shares or acquisitions of additional Common Shares, making open-market sales or purchases, proposing a business combination transaction with the Issuer or making a tender offer for some or all of the Common Shares. It is also possible that the Reporting Persons will decide not to pursue any such transaction.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)

            The Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act and, as such a group, may be deemed to beneficially own an aggregate of 3,284,698 Common Shares, which constitute approximately 5.96% of the outstanding Common Shares, based on 55,113,035 Common Shares outstanding as of June 30, 2004 pursuant to the Issuer's Form 6-K for the quarter ended June 30, 2004, on which are based all of the percentages of outstanding Common Shares set forth herein.

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 23 OF 30     |
 -----------------------                                    -------------------

            Pursuant to Rule 13d-3 of the Exchange Act ("RULE 13d-3"), Burton, Sr. beneficially owns 840,566 Common Shares, which constitute approximately 1.53% of the outstanding Common Shares As of the date hereof, all of such beneficially owned Common Shares are owned of record by BCM.

            Oliva owns 72,049 Common Shares, which constitute approximately 0.13% of the outstanding Common Shares. M.Burton owns 11,655 Common Shares, which constitute approximately 0.02% of the outstanding Common Shares. Tobin owns 18,012 Common Shares, which constitute approximately 0.03% of the outstanding Common Shares. Christ owns 12,008 Common Shares, which constitute approximately 0.02% of the outstanding Common Shares. Zambrana owns 9,006 Common Shares, which constitute approximately 0.02% of the outstanding Common Shares. Zegzdryn owns 3,002 Common Shares, which constitute approximately 0.01% of the outstanding Common Shares.

            Pursuant to Rule 13d-3, Puccetti is the beneficial owner of 2,218,900 Common Shares (2,221,000 of which are owned by funds as described below), constituting approximately 4.11% of the outstanding Common Shares. Pursuant to Rule 13d-3, MacDonald is the beneficial owner of 2,269,700 Common Shares (2,218,900 of which are owned by funds as described below), constituting approximately 4.12% of the outstanding Common Shares. Pursuant to Rule 13d-3, each of Ontario Inc. and Goodwood Inc. also is the beneficial owner of the 2,218,900 Common Shares (representing approximately 4.03% of the outstanding Common Shares) that are beneficially owned by each of Puccetti and MacDonald as described above and that are owned by funds as described below, with Goodwood Inc. also being deemed to beneficially own an additional 2,100 Common Shares. Of these 2,218,900 beneficially-owned Common Shares, 1,201,100 (constituting approximately 2.18% of the outstanding Common Shares) are owned of record by Goodwood Fund, 98,400 (constituting approximately 0.18% of the outstanding Common Shares) are owned of record by Goodwood Capital Fund, 762,900 (constituting approximately 1.38% of the outstanding Common Shares) are owned of record by Arrow Goodwood Fund, 95,800 (constituting approximately 0.17% of the outstanding Common Shares) are owned of record by Goodwood Fund 2.0 and 60,700 (constituting approximately 0.11% of the outstanding Common Shares) are owned of record by KBSH Goodwood Fund. Kittel beneficially owns 2,700 Common Shares, which constitute approximately 0.01% of the outstanding Common Shares.

(b)

            Burton, Sr. is deemed to share, and BCM is deemed to solely have, the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares beneficially owned by BCM, which powers are deemed to exist by virtue of Burton, Sr.'s position as the sole managing member of BCM. Each of Oliva, M.Burton, Tobin, Christ, Zambrana and Zegzdryn has the sole power to vote or direct the vote of, and to dispose or to direct the disposition of, the Common Shares owned by him or her, as the case may be.

            Puccetti and MacDonald share the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares beneficially owned by Ontario Inc., Goodwood Inc. and each of Goodwood Fund, Goodwood Capital Fund, Arrow Goodwood Fund, Goodwood Fund 2.0 and KBSH Goodwood Fund, by virtue of their respective positions at each such entity. In addition, each of Puccetti and MacDonald has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares owned by him. Kittel has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares owned by him.

(c) The following transactions were effected by the identified parties during the past sixty days:

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 24 OF 30     |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
| BCM, OLIVA, M.    |     |           |        |        |       |              |
| BURTON, TOBIN,    |     |           |        |        |       |              |
|CHRIST, ZAMBRANA   |     | NUMBER OF | PRICE  |        |       |              |
|   OR ZEGZDRYN     |BUY/ |  SHARES   |  PER   |        |  FX   |TOTAL BUY/SELL|
|  DATE OF TRADE    |SELL |BOUGHT/SOLD| SHARE  |CURRENCY| RATE  |    AMOUNT    |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|September 23, 2004 | Buy |    5,000  |  $7.96 |   USD  |       |   $39,953.85 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|September 24, 2004 | Buy |  100,000  |  $8.08 |   USD  |       |  $811,503.85 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|September 24, 2004 | Buy |    6,600  |  $8.10 |   USD  |       |   $53,659.87 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|September 24, 2004 | Buy |      900  |  $8.07 |   USD  |       |    $7,289.35 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|September 27, 2004 | Buy |    6,000  |  $8.07 |   USD  |       |   $48,603.85 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|September 27, 2004 | Buy |   27,600  |  $8.09 |   USD  |       |  $224,253.85 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|September 29, 2004 | Buy |   16,500  |  $8.13 |   USD  |       |  $134,706.00 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|September 30, 2004 | Buy |    4,572  |  $8.15 |   USD  |       |   $37,402.81 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 1, 2004    | Buy |   21,100  |  $8.30 |   USD  |       |  $175,790.06 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Buy |   17,518  |  $8.30 |   USD  |       |  $145,928.79 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Buy |  515,378  |  $8.30 |   USD  |       |$4,293,102.59 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Buy |   31,000  |  $8.55 |   USD  |       |  $265,983.85 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Buy |   58,394  |  $8.30 |   USD  |       |  $486,425.87 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Buy |   11,679  |  $8.30 |   USD  |       |   $97,289.92 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Buy |    8,759  |  $8.30 |   USD  |       |   $72,966.32 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 6, 2004    | Buy |  123,643  |  $8.50 |   USD  |       |$1,054,678.64 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 6, 2004    | Buy |   11,655  |  $8.50 |   USD  |       |   $99,421.00 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|-------------------|-----|-----------|--------|--------|-------|--------------|
|Total              |     |  966,298* |        |   USD  |       |$8,048,960.47 |
 -----------------------------------------------------------------------------

* Of these shares, 840,566 shares were purchased by and are beneficially owned by BCM. Of the remaining 125,732 shares: Olivia purchased 58,394 shares at $8.50 per share and 13,655 shares at $8.30 per share for a total of 72,049 shares at an average purchase price of $8.33 per share; M. Burton purchased 11,655 shares at $8.50 per share; Tobin purchased 494 shares at $8.50 per share and 17,518 shares at $8.30 per share for a total of 18,012 shares at an average price of $8.33 per share; Christ purchased 329 share $8.50 per share and 11,679 shares at $8.30 per share for a total of 12,008 shares at an average price of $8.33 per share; Zambrana purchased 247 shares at $8.50 per share and 8,759 shares at $8.30 per share for a total of 9,006 shares at an average price of $8.33 per share; and Zegzdryn purchased 3,002 shares at $8.50 per share.

 ------------------------------------------------------------------------------
|                   |     | NUMBER OF | PRICE  |        |       |              |
|  GOODWOOD INC.    |BUY/ |  SHARES   |  PER   |        |  FX   |TOTAL BUY/SELL|
|  DATE OF TRADE    |SELL |BOUGHT/SOLD| SHARE  |CURRENCY| RATE  |    AMOUNT    |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 7, 2004    |Buy  |    2,100  | $10.75 |  CDN   |       | $22,638.00   |
 ------------------------------------------------------------------------------

 ------------------------------------------------------------------------------
|                   |     | NUMBER OF | PRICE  |        |       |              |
|  GOODWOOD FUND    |BUY/ |  SHARES   |  PER   |        |  FX   |TOTAL BUY/SELL|
|  DATE OF TRADE    |SELL |BOUGHT/SOLD| SHARE  |CURRENCY| RATE  |    AMOUNT    |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|August 16, 2004    | Buy |    47,700 | $10.38 |   CDN  |       |  $497,205.72 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|August 19, 2004    | Buy |    28,300 | $10.25 |   CDN  |       |  $291,490.00 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|September 16, 2004 | Buy |    20,400 | $10.20 |   CDN  |       |  $208,796.04 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|September 16, 2004 | Buy |    29,000 | $10.20 |   CDN  |       |  $297,241.30 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 1, 2004    | Buy |    21,000 | $10.50 |   CDN  |       |  $221,487.00 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 1, 2004    | Sell|    12,000 |  $8.36 |   USD  |1.2614 |  $125,786.81 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Buy |   136,000 |  $8.40 |   USD  |1.2621 |$1,450,405.32 |
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 25 OF 30     |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
|                   |     | NUMBER OF | PRICE  |        |       |              |
|  GOODWOOD FUND    |BUY/ |  SHARES   |  PER   |        |  FX   |TOTAL BUY/SELL|
|  DATE OF TRADE    |SELL |BOUGHT/SOLD| SHARE  |CURRENCY| RATE  |    AMOUNT    |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Buy |    22,000 | $10.75 |   CDN  |       |  $237,270.00 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Buy |     7,400 | $10.82 |   CDN  |       |   $80,438.00 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Buy |     4,500 | $10.80 |   CDN  |       |   $48,825.00 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Sell|    31,000 |  $8.55 |   USD  |1.2621 |  $332,563.35 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 6, 2004    | Buy |    30,300 |  $8.50 |   USD  |1.2600 |  $326,421.90 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|-------------------|-----|-----------|--------|--------|-------|--------------|
|Total              |     |   303,600 |        |   CDN  |       |$3,201,230.12 |
 -----------------------------------------------------------------------------

 ------------------------------------------------------------------------------
|      ARROW        |     | NUMBER OF | PRICE  |        |       |              |
|  GOODWOOD FUND    |BUY/ |  SHARES   |  PER   |        |  FX   |TOTAL BUY/SELL|
|  DATE OF TRADE    |SELL |BOUGHT/SOLD| SHARE  |CURRENCY| RATE  |    AMOUNT    |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|August 16, 2004    | Buy |   24,100  | $10.38 |   CDN  |       |  $251,208.76 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|August 19, 2004    | Buy |   18,000  | $10.25 |   CDN  |       |  $185,400.00 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|September 16, 2004 | Buy |   11,400  | $10.20 |   CDN  |       |  $116,680.14 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|September 16, 2004 | Buy |   16,800  | $10.20 |   CDN  |       |  $172,194.96 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Buy |   94,200  |  $8.40 |   USD  |1.2621 |$1,004,618.98 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Buy |    4,900  | $10.82 |   CDN  |       |   $53,214.00 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Buy |    2,800  | $10.80 |   CDN  |       |   $30,380.00 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 6, 2004    | Buy |   11,900  |  $8.50 |   USD  |1.2600 |  $128,198.70 |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|-------------------|-----|-----------|--------|--------|-------|--------------|
|Total              |     |  184,100  |        |   CDN  |       |$1,941,895.54 |
 ------------------------------------------------------------------------------

 ------------------------------------------------------------------------------
|                   |     | NUMBER OF | PRICE  |        |       |              |
|GOODWOOD FUND 2.0  |BUY/ |  SHARES   |  PER   |        |  FX   |TOTAL BUY/SELL|
|  DATE OF TRADE    |SELL |BOUGHT/SOLD| SHARE  |CURRENCY| RATE  |    AMOUNT    |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|August 16, 2004    | Buy |    3,900  | $10.38 |   CDN  |       |  $40,652.04  |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|August 19, 2004    | Buy |    2,200  | $10.25 |   CDN  |       |  $22,660.00  |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|September 16, 2004 | Buy |    1,900  | $10.20 |   CDN  |       |  $19,446.69  |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|September 16, 2004 | Buy |    2,500  | $10.20 |   CDN  |       |  $25,624.25  |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Buy |   12,300  |  $8.40 |   USD  |1.2621 | $131,176.36  |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Buy |      500  | $10.75 |   CDN  |       |   $5,392.50  |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 5, 2004    | Buy |      400  | $10.80 |   CDN  |       |   $4,340.00  |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|October 6, 004     | Buy |    1,700  |  $8.50 |   USD  |1.2600 |  $18,314.10  |
|-------------------|-----|-----------|--------|--------|-------|--------------|
|-------------------|-----|-----------|--------|--------|-------|--------------|
|Total              |     |   25,400  |        |   CDN  |       | $267,605.94  |
 ------------------------------------------------------------------------------

 ------------------------------------------------------------------------------
|                  |     | NUMBER OF | PRICE  |        |       |               |
|KBSH GOODWOOD FUND|BUY/ |  SHARES   |  PER   |        |  FX   |TOTAL BUY/SELL |
|  DATE OF TRADE   |SELL |BOUGHT/SOLD| SHARE  |CURRENCY| RATE  |    AMOUNT     |
|------------------|-----|-----------|--------|--------|-------|---------------|
|August 16, 2004   | Buy |   2,300   | $10.38 |   CDN  |       |  $23,974.28   |
|------------------|-----|-----------|--------|--------|-------|---------------|
|August 19, 2004   | Buy |   1,500   | $10.25 |   CDN  |       |  $15,450.00   |
|------------------|-----|-----------|--------|--------|-------|---------------|
|September 16, 2004| Buy |   1,300   | $10.20 |   CDN  |       |  $13,305.63   |
|------------------|-----|-----------|--------|--------|-------|---------------|
|September 16, 2004| Buy |   1,700   | $10.20 |   CDN  |       |  $17,424.49   |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 26 OF 30     |
 -----------------------                                    -------------------

 ------------------------------------------------------------------------------
|                  |     | NUMBER OF | PRICE  |        |       |               |
|KBSH GOODWOOD FUND|BUY/ |  SHARES   |  PER   |        |  FX   |TOTAL BUY/SELL |
|  DATE OF TRADE   |SELL |BOUGHT/SOLD| SHARE  |CURRENCY| RATE  |    AMOUNT     |
|------------------|-----|-----------|--------|--------|-------|---------------|
|October 5, 2004   | Buy |   7,500   |  $8.40 |   USD  |1.2621 |  $79,985.59   |
|------------------|-----|-----------|--------|--------|-------|---------------|
|October 5, 2004   | Buy |     500   | $10.75 |   CDN  |       |   $5,392.50   |
|------------------|-----|-----------|--------|--------|-------|---------------|
|October 5, 2004   | Buy |     200   | $10.80 |   CDN  |       |   $2,170.00   |
|------------------|-----|-----------|--------|--------|-------|---------------|
|October 6, 2004   | Buy |   1,100   |  $8.50 |   USD  |1.2600 |  $11,850.30   |
|------------------|-----|-----------|--------|--------|-------|---------------|
|------------------|-----|-----------|--------|--------|-------|---------------|
|Total             |     |  16,100   |        |   CDN  |       |  169,552.79   |
 ------------------------------------------------------------------------------

 ------------------------------------------------------------------------------
|                  |     | NUMBER OF | PRICE  |        |       |               |
|    PUCCETTI      |BUY/ |  SHARES   |  PER   |        |  FX   |TOTAL BUY/SELL |
|  DATE OF TRADE   |SELL |BOUGHT/SOLD| SHARE  |CURRENCY| RATE  |    AMOUNT     |
|------------------|-----|-----------|--------|--------|-------|---------------|
|October 6, 2004   | Buy |   32,700  |  $8.50 |   USD  |1.2600 | $352,277.10   |
|------------------|-----|-----------|--------|--------|-------|---------------|
|October 7, 2004   | Buy |   12,000  | $10.75 |   CDN  |       | $129,360.00   |
|------------------|-----|-----------|--------|--------|-------|---------------|
|October 7, 2004   | Buy |    1,300  | $10.77 |   CDN  |       |  $14,031.00   |
|------------------|-----|-----------|--------|--------|-------|---------------|
|------------------|-----|-----------|--------|--------|-------|---------------|
|Total             |     |   46,000  |        |   CDN  |       | $495,668.10   |
 ------------------ ----- ----------- -------- -------- ------- ---------------

 ------------------------------------------------------------------------------
|                  |     | NUMBER OF | PRICE  |        |       |               |
|    MACDONALD     |BUY/ |  SHARES   |  PER   |        |  FX   |TOTAL BUY/SELL |
|  DATE OF TRADE   |SELL |BOUGHT/SOLD| SHARE  |CURRENCY| RATE  |    AMOUNT     |
|------------------|-----|-----------|--------|--------|-------|---------------|
|October 6, 2004   | Buy |   32,700  |  $8.50 |   USD  | 1.2600|  $352,277.10  |
|------------------|-----|-----------|--------|--------|-------|---------------|
|October 7, 2004   | Buy |    7,400  | $10.75 |   CDN  |       |   $79,772.00  |
|------------------|-----|-----------|--------|--------|-------|---------------|
|October 8, 2004   | Buy |      600  | $10.75 |   CDN  |       |    $6,468.00  |
|------------------|-----|-----------|--------|--------|-------|---------------|
|October 8, 2004   | Buy |    8,000  | $10.75 |   CDN  |       |   $86,240.00  |
|------------------|-----|-----------|--------|--------|-------|---------------|
|------------------|-----|-----------|--------|--------|-------|---------------|
|Total             |     |   48,700  |        |   CDN  |       |  $524,757.10  |
 ------------------------------------------------------------------------------

 ------------------------------------------------------------------------------
|                  |     | NUMBER OF | PRICE  |        |       |               |
|     KITTEL       |BUY/ |  SHARES   |  PER   |        |  FX   |TOTAL BUY/SELL |
|  DATE OF TRADE   |SELL |BOUGHT/SOLD| SHARE  |CURRENCY| RATE  |    AMOUNT     |
|------------------|-----|-----------|--------|--------|-------|---------------|
|October 6, 2004   | Buy |   2,100   |  $8.50 |   USD  |1.2600 |  $22,623.30   |
 ------------------------------------------------------------------------------

(d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by such Reporting Person

(e)         Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            There is no written agreement between the Reporting Persons and any person with respect to any securities of the Issuer. As described in Item 4, however, the Reporting Persons have orally agreed to work in conjunction with each other, including voting together on certain matters, with respect to their respective investments in the Common Shares. Notwithstanding this oral agreement, each of the Reporting Persons retains complete, independent economic control over their respective investments in the Common Shares, and none of them has made any specific agreement, commitment or arrangement regarding disposition of its, his or her Common Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Schedule 13D Joint Filing Agreement dated as of October 11, 2004 by and among each Reporting Person.

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 27 OF 30     |
 -----------------------                                    -------------------


                                   SIGNATURES


            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

October 11, 2004

                                         /s/ Robert G. Burton, Sr.
                                        ----------------------------------------
                                            ROBERT G. BURTON, SR.


                                     BURTON CAPITAL MANAGEMENT

                                     By: /s/ Robert G. Burton, Jr.
                                        ----------------------------------------
                                     Name: ROBERT G. BURTON, JR.
                                     Its:  President

                                         /s/ Thomas Oliva
                                        ----------------------------------------
                                                 THOMAS OLIVA


                                         /s/ Michael G. Burton
                                        ----------------------------------------
                                              MICHAEL G. BURTON


                                         /s/ Brendan Tobin
                                        ----------------------------------------
                                                BRENDAN TOBIN


                                         /s/ Colin Christ
                                        ----------------------------------------
                                                 COLIN CHRIST


                                         /s/ Gina Zambrana
                                        ----------------------------------------
                                                GINA ZAMBRANA


                                         /s/ Donald Zegzdryn
                                        ----------------------------------------
                                               DONALD ZEGZDRYN


                                         /s/ Peter H. Puccetti
                                        ----------------------------------------
                                              PETER H. PUCCETTI


                                         /s/ J. Cameron MacDonald
                                        ----------------------------------------
                                             J. CAMERON MACDONALD

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 28 OF 30     |
 -----------------------                                    -------------------

                                     1354037 ONTARIO INC.

                                     By: /s/ J. Cameron MacDonald
                                        ----------------------------------------
                                     Name:
                                     Its:


                                     GOODWOOD FUND

                                     By: /s/ Peter H. Puccetti
                                        ----------------------------------------
                                     Name:
                                     Its:


                                     GOODWOOD CAPITAL FUND

                                     By: /s/ Peter H. Puccetti
                                        ----------------------------------------
                                     Name:
                                     It


                                     ARROW GOODWOOD FUND

                                     By: /s/ Peter H. Puccetti
                                        ----------------------------------------
                                     Name:


                                     THE GOODWOOD FUND 2.0 LTD.


                                     By: /s/ Peter H. Puccetti
                                        ----------------------------------------
                                     Name:


                                     KBSH GOODWOOD CANADIAN LONG/SHORT
                                     FUND


                                     By: /s/ Peter H. Puccetti
                                        ----------------------------------------
                                     Name:


                                         /s/ Robert T. Kittel
                                        ----------------------------------------
                                               ROBERT T. KITTEL

                                  SCHEDULE 13D
 -----------------------                                    -------------------
| CUSIP NO. 225-606-102 |                                  | PAGE 29 OF 30     |
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                                                                       EXHIBIT 1
                                                                       ---------

                       SCHEDULE 13D JOINT FILING AGREEMENT


            In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

            IN WITNESS WHEREOF, the undersigned have caused this Agreement to be signed as of the date set forth opposite their name.


                                         /s/ Robert G. Burton, Sr.
                                        ----------------------------------------
                                            ROBERT G. BURTON, SR.


                                     BURTON CAPITAL MANAGEMENT

                                     By: /s/ Robert G. Burton, Jr.
                                        ----------------------------------------
                                     Name: ROBERT G. BURTON, JR.
                                     Its:  President

                                         /s/ Thomas Oliva
                                        ----------------------------------------
                                                 THOMAS OLIVA


                                         /s/ Michael G. Burton
                                        ----------------------------------------
                                              MICHAEL G. BURTON


                                         /s/ Brendan Tobin
                                        ----------------------------------------
                                                BRENDAN TOBIN


                                         /s/ Colin Christ
                                        ----------------------------------------
                                                 COLIN CHRIST


                                         /s/ Gina Zambrana
                                        ----------------------------------------
                                                GINA ZAMBRANA


                                         /s/ Donald Zegzdryn
                                        ----------------------------------------
                                               DONALD ZEGZDRYN


                                         /s/ Peter H. Puccetti
                                        ----------------------------------------
                                              PETER H. PUCCETTI

                                  SCHEDULE 13D
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| CUSIP NO. 225-606-102 |                                  | PAGE 30 OF 30     |
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                                         /s/ J. Cameron MacDonald
                                        ----------------------------------------
                                             J. CAMERON MACDONALD


                                    1354037 ONTARIO INC.

                                     By: /s/ J. Cameron MacDonald
                                        ----------------------------------------
                                     Name:
                                     Its:


                                     GOODWOOD FUND

                                     By: /s/ Peter H. Puccetti
                                        ----------------------------------------
                                     Name:
                                     Its:


                                     GOODWOOD CAPITAL FUND

                                     By: /s/ Peter H. Puccetti
                                        ----------------------------------------
                                     Name:


                                     ARROW GOODWOOD FUND

                                     By: /s/ Peter H. Puccetti
                                        ----------------------------------------
                                     Name:


                                     THE GOODWOOD FUND 2.0 LTD.

                                     By: /s/ Peter H. Puccetti
                                        ----------------------------------------
                                     Name:


                                     KBSH GOODWOOD CANADIAN LONG/SHORT
                                     FUND

                                     By: /s/ Peter H. Puccetti
                                        ----------------------------------------
                                     Name:


                                         /s/ Robert T. Kittel
                                        ----------------------------------------
                                               ROBERT T. KITTEL